UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation            CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                             24 UNDER THE PUBLIC UTILITY
                                               HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000, January 31, 2001 and December 19, 2001, in the above-referenced file. The Orders directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period January 1, 2002 through March 31, 2002. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.       SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         No new shares of SCANA common stock were issued under such plans. Options to purchase 1,094,185 shares of SCANA Common Stock were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 165,641 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan and 235,856 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

                  4.       SCANA guarantees issued during the quarter:

         None

5. SCANA debt, Utility Subsidiary short-term debt and Public Service Company of North Carolina, Incorporated long-term debt issued during the quarter:

         A.  SCANA debt issuances:

              Short-term bank loan received from KBC Bank of $3 million, at an interest rate of 2.05%.

              The maximum amount of short-term indebtedness of SCANA outstanding at any one time during the period was $3 million.

              $150 million principal amount of medium-term notes purchased by UBS Warburg, LLC; Credit Suisse First Boston Corporation; Banc of America Securities, LLC; and First Union Securities, Inc., as principals. The interest rate of 2.495% at March 31, 2002 is based upon three-month LIBOR plus 625 basis points and is reset quarterly.

              $250 million principal amount of medium-term notes purchased by UBS Warburg, LLC; Credit Suisse First Boston Corporation; Banc of America Securities, LLC; and First Union Securities, Inc. as principals, with an interest rate of 6.25%.

              During the second quarter of 2001, SCANA entered into an interest rate swap agreement, designated as a fair value hedge, to pay variable rate and receive fixed rate interest payments on a notional of $300 million. During the third quarter of 2001, the swap agreement was terminated and replaced with another swap agreement, also designated as a fair value hedge, to pay variable rate and receive fixed rate interest payments on a notional of $300 million. The approximately $6.5 million received upon termination of the original swap is being amortized over the term of the associated dept, which matures in 2011. These transactions were inadvertently omitted from the Rule 24 Certificates for the corresponding quarters.
              As of March 31, 2002, the outstanding swap agreement has a fair value of $1.2 million, with a variable paying rate of 2.33% and a fixed receiving rate of 6.88%.

B.       Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:
              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $2.9 million to $33.1 million, at interest rates ranging from 1.67% to 1.88%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $218.0 million.

              Public Service Company of North Carolina, Incorporated:
              None

              There was no short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any time during the period.

              South Carolina Generating Company, Inc.:
              None

              There was no short-term indebtedness of South Carolina Generating Company, Inc. outstanding at any time during the period.

C. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

              During the fourth quarter of 2001, Public Service Company of North Carolina, Incorporated entered into two interest rate swap agreements, designated as fair value hedges, to pay variable rate and receive fixed rate interest payments on a combined notional amount of $44.9 million. These transactions were inadvertently omitted from the Rule 24 Certificate for the fourth quarter. As of March 31, 2002, the swap agreements have a combined fair value of $(0.3) million, with variable paying rates of 7.83% and 5.09% and fixed receiving rates of 10.0% and 8.75%.

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See items 5B and 5C above.

7.       Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed February 28, 2002. South Carolina Electric & Gas Company Form U-6B-2 filed February 6, 2002.

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the period ended March 31,
         2002).

         South Carolina Electric & Gas Company Balance Sheet (Incorporated by reference to the filing of South Carolina Electric & Gas Company on Form 10-Q for the period ended March 31, 2002).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Incorporated by reference to the filing of Public Service Company of North Carolina, Incorporated on Form 10-Q for the period ended March 31, 2002).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SCANA Corporation
                                          Registrant





                           by:     s/James E. Swan, IV
                                   -------------------------------------

                                   James E. Swan, IV
                                   ------------------------------------
                                                 (Name)
                                       Controller
                                       (Title)


Dated:  May 23, 2002